Contact

www.linkedin.com/in/ping-yeh-innovation (LinkedIn)

Top Skills

Transformational Leadership
High Performance Teams
Cross-functional Team Leadership

Languages

Chinese (Native or Bilingual)
French (Limited Working)
English (Native or Bilingual)

Certifications

Project Management Professional
Rainforest Innovation Ecosystem Architect
Program Management Professional
Mergers and Acquisitions

Patents

Cell Medium Formulation for Cell Stabilization

Ping Yeh

Entrepreneurial Leader and Transformational Technologist: Partnering to evaluate new ideas, creating high-performing teams, and bringing successful companies to life
Eden Prairie, Minnesota, United States

Summary

TRANSFORMATIONAL TECHNOLOGIST
Surviving cancer shapes my perspective on many things. It fuels my passion for involving myself with technological changes that are transformational rather than incremental, focusing my efforts on projects that have the potential to revolutionize the way things are done.

With formal education in engineering and business management, I have had a hand in steering transformation in the data storage industry from thin film to the cloud. More recently, in the biotech space I founded a company that develops human organoids, transforming the way in which drug candidates are discovered and tested, lowering both time and costs of delivering an approved therapy to patients. My interest is piqued if an idea has the potential of being truly transformational, regardless of the industry.

ENTREPRENEURIAL LEADER
Before becoming an entrepreneurial leader, I had the good fortune of being an intrapreneur, learning to build high-performing teams, developing innovations within larger systems, and innovating in corporate and cross-cultural settings.

I cofounded StemoniX after surviving cancer. My patient experience gave me extreme purpose to find safer and more effective medicines more quickly. Leveraging my experience in nanotechnology, high-end manufacturing and software development from the semiconductor / storage industries, I helped build a world-class team of interdisciplinary thinkers and creators passionately focused on figuring out a way to transform how medicines can be discovered and tested in a way that is orders of magnitude faster, more effective, accurate, and humane. During our time as a private company, we raised $34M to fuel our growth. The StemoniX Team

has garnered local, national and international recognition for their ground-breaking work. Over the years, we've received the grand prize of Minnesota Cup (2016), SLAS AveNew (2017), CONNECT Most Innovative New Product (2017, 2018), Medical Alley Award (2018) and Most Disruptive Company at Singularity University's Exponential Medicine(2019).

StemoniX raised an additional $36M to fund a reverse merger with Cancer Genetics in March 2021, and rebranded it as Vyant, with StemoniX as a division. I am proud of my leadership role in taking a startup idea into a NASDAQ listed company in 7 years while navigating the challenges of a global pandemic. I have exited my day-to-day role as Chief Innovation Officer at StemoniX, trading it for a Board role with Vyant, to allow me to activate other transformational technologies.

Contact: pingyeh.triton@gmail.com

Experience

VOCxi Health
Chief Executive Officer
September 2022 - Present (2 years 6 months)
Minneapolis, Minnesota, United States

Leading a team to make late-stage diagnosis of disease a thing of the past. We are focused on commercializing a breath sensor platform to support the needs of patients and at-risk populations.

Ping Yeh
Leader | Innovator | Company Builder
2022 - Present (3 years)
Greater Minneapolis-St. Paul Area

As a leader with proven experiences leading high-growth ventures in the pharmaceutical and tech industries, I partner with innovators who have a transformational concept to build the company infrastructure to bring the idea to the market.

My work in this role as a co-founder of companies leverages my experience as a founder / CEO who grew a startup idea into a NASDAQ-listed company in 7 years while navigating the challenges of a global pandemic. I'm not just

a one-trick pony. I also have world-class intrapreneurial experience, leading Fortune 100 R&D and product teams that have impacted the global hardware and software storage infrastructure. My formal education is in engineering, business management and program/project execution. My BS & MS are from the University of California San Diego, my MBA is from University of Minnesota's Carlson School of Management. I also have an executive certification in Mergers and Acquisitions from Northwestern Kellogg and international certifications (PMP & PgMP) from PMI.

But, I get it. It's YOUR idea. YOUR baby. So why bring me on as a partner? Because I…

•am adept at building and leading cross-functional diverse teams to achieve the vision and mission in a values-centric culture

•have demonstrated effectiveness in raising capital and negotiating business arrangements

•am an Activator. I have the passion and experience to bring transformative ideas to the marketplace

•have experience in creating the necessary business infrastructure

•am effective at communicating a revolutionary idea in a way that resonates with varied audiences

•lead with a core set of values including trust, respect for people, emotional intelligence, growth mindset, open-mindedness, self-confidence and self-awareness.

If YOU have an idea for the next transformative technology, let's talk. Contact: pingyeh.triton@gmail.com

LIFEBRIDGE INNOVATIONS, PBC

Board Member/Advisor

April 2022 - Present (2 years 11 months)

Florida, United States

LifeBridge produces a patented device that interrupts the growth of cancer cells in the body. Worn like a vest, the device uses Tumor Treating Fields (TTF) which is a no side effects to the patient.

Oncodea

Board Member & Advisor

2022 - Present (3 years)

Greater Minneapolis-St. Paul Area

Oncodea is an at-home cancer diagnostic company that is able to evaluate thousands of blood markers at a price that is two orders of magnitude less than traditional testing methods. I am guiding the company through early-stage growth and leading fundraising.

Vyant Bio

4 years

Board Member

2021 - Present (4 years)

Vyant Bio, the parent company we created for StemoniX from Cancer Genetics, is a cutting-edge NASDAQ-listed company that is transforming drug discovery through the use of human brain organoids and innovative AI /ML technology. I am honored to continue my connection to StemoniX in the new capacity of Board member.

Chief Innovation Officer

2021 - 2022 (1 year)

Global

As Chief Innovation Officer of Vyant Bio, I had the honor of leading a world-class team of scientists, engineers and general problem solvers who at their core deeply want to find safer and more effective medicines for patients searching for new hope. As a cancer survivor, I have been a passionate supporter of the transformation of drug discovery using leading-edge science and technology. Vyant Bio is the embodiment of our collective spirit to take on this challenge.

StemoniX

CEO, Cofounder

2014 - 2021 (7 years)

Greater Minneapolis-St. Paul Area

StemoniX is the leader in the convergence of industrialized human organoid production, software analytics and machine learning to find safer and more effective medicines for the most serious diseases facing humanity. StemoniX developed the leading human brain, heart and pancreas platforms validated by leading pharmaceutical consortiums and government agencies.

•Drove transformational change throughout the pharma industry by establishing the adoption of human brain models for drug discovery

•Led the integration of biology, data science, & AI-based chemistry design to find safer/more effective medicines - orders of magnitude faster

•Developed and discovered multiple promising drug scaffolds for rare neurological disorders that are being driven towards the clinic

•Inception to NASDAQ-listed company in 7 years - Initiated critical strategic partnerships, product development, branding, fund-raising, IP development/ licensing, real estate management, operations, management team and board building

•Raised $34M as a private company plus $36 as a public company

•Sought-after speaker: TEDx, CBS radio, Twin Cities Business Magazine, numerous conference panels (e.g. Bio 2020) and webinars (e.g. NJABR)

•Recognitions: Singularity University "Most Disruptive" (2019), MN Cup (2016)

Dell Compellent

Program Management Consultant & Operations Lead

2012 - 2014 (2 years)

Greater Minneapolis-St. Paul Area

Dell Compellent was a start-up company that Dell purchased. My role was to bring order to chaos and to integrate this company into the Dell family.

• Led 25 directors and managers and 12+ teams software / hardware engineering and marketing to launch an enterprise-level operating system for Dell Enterprise Solutions for data centers and the cloud.

Seagate Technology

11 years

Development Program Manager

2010 - 2012 (2 years)

Led the global joint venture between Samsung and Seagate R&D teams that created de novo Flash memory technology that was integrated into data centers worldwide.

Core Team Lead Solid-State Drive (SSD) Development

2008 - 2010 (2 years)

Formed and led the team that created Seagate's first solid-state-drive and brought it to market.

Qualification Manager for EMC

2005 - 2008 (3 years)

Led the international qualification team that supported EMC. During my tenure, revenue increased 50%.

Senior Engineer

2001 - 2005 (4 years)

Pioneered advanced data storage technologies to increase the amount of storage per device. As lead nanotribologist, I integrated the disciplines of mechanical and electrical engineering, monolayer lubricant chemistry, magnetic physics, manufacturing, and reliability & quality. I served on the team that brought nano-actuators to the industry which is now in approximately half of the hard drives in the world.

Education

UC San Diego

Master's degree, Mechanical Engineering · (1999 - 2001)

University of Minnesota - Carlson School of Management

MBA, Strategic Management, Marketing · (2002 - 2005)

UC San Diego

Bachelor of Science - BS, Mechanical Engineering · (1994 - 1999)

Northwestern University - Kellogg School of Management

Executive Certificate, Mergers & Aquisitions: Creating Value through Strategic Acquisitions and Alliances · (2013 - 2013)